SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 8)
Arch Coal, Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
039380407

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Mark A. Cognetti, Esq.
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

October 22, 2019

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 039380407	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 651,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 651,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 651,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.33%
14	TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D
CUSIP No. 039380407	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 651,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 651,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 651,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.33%
14	TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D
CUSIP No. 039380407	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 651,298
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 651,298
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 651,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.33%
14	TYPE OF REPORTING PERSON OO, HC

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the common shares, par value $0.01 per share (“Common Stock”), of Arch Coal, Inc. (the “Issuer”), to amend the Schedule 13D filed on October 17, 2016 (together with Amendment No.1 to Schedule 13D filed on November 22, 2016, Amendment No. 2 to Schedule 13D filed on September 15, 2017, Amendment No. 3 to Schedule 13D filed on December 12, 2017, Amendment No. 4 to Schedule 13D filed on December 3, 2018 (which was inadvertently filed as Schedule 13D), Amendment No. 5 to Schedule 13D filed on December 18, 2018, Amendment No. 6 to Schedule 13D filed on March 18, 2019, and Amendment No. 7 to Schedule 13D filed on September 13, 2019, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item. 4.	Purpose of Transaction.

Item 4 is hereby amended to include the following:

The information contained in Item 5(c) of this Amendment No. 8 is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5(a) - (c) and (e) of the Schedule 13D is hereby amended and restated as follows:

(a)
As of the close of business on October 23, 2019, each of MAC, MDRA GP and Monarch GP indirectly beneficially own 651,298 shares of Common Stock.  Such shares represent 4.33% of the 15,041,754 shares of Common Stock outstanding as of October 18, 2019, according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on October 22, 2019.  None of the individual Monarch Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)
As of the close of business on October 23, 2019, MAC, MDRA GP and Monarch GP share voting and dispositive power over 651,298 shares of Common Stock held directly by the Monarch Funds with each applicable Monarch Fund directly holding such shares.

(c)
As of the close of business on October 23, 2019, Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Monarch Funds during the past sixty (60) days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

(e)	As of the close of business on October 23, 2019, MAC, MDRA GP and Monarch GP ceased to beneficially own 5% or more of the Issuer’s Common Stock.
 [Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2019	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: October 24, 2019	MDRA GP LP

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: October 24, 2019	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Schedule I

Date	Number of Shares of Common Stock Purchased (Sold)	Price per Share ($)
9/10/2019	(44,300)	$82.70
9/11/2019	(93,000)	$82.79
9/12/2019	(13,250)	$82.84
9/13/2019	(4,000)	$81.05
9/16/2019	(22,600)	$82.23
10/11/2019	(12,000)	$80.55
10/15/2019	(301)	$80.06
10/21/2019	(10,790)	$80.11
10/22/2019	(136,627)	$83.55
10/23/2019	(175,419)	$85.67